Contact

www.linkedin.com/in/robbieeala
(LinkedIn)
tomorrowslaundry.com/ (Company)

Top Skills

Fashion
Sales
Apparel

Robert Eala

Owner/Founder of Tomorrows Laundry, Co.
Costa Mesa, California, United States

Experience

Tomorrows Laundry, Co.
Owner/Founder
October 2016 - Present (9 years 3 months)
Los Angeles, California

Next Chapter Collective, LLC
Owner/Founder
October 2009 - October 2020 (11 years 1 month)
Los Angeles, California

Los Angeles based sales agency specializing in wholesale distribution, sales
management & brand development.

www.nextchaptercollective.com

Venue Trade Show, LLC
Co-Owner
November 2014 - January 2017 (2 years 3 months)
Los Angeles, California

Venue is a trade show that caters to emerging and progressive brands in the
streetwear/lifestyle industry. We provide a level playing platform for brands to
conduct business in an affordable, comfortable and professional setting. We
aim to be the premier show that ushers in the new trend setting brands for the
future of this industry.

www.venuetradeshow.com

Publish Brand, Inc.
Senior Sales Rep
March 2013 - April 2015 (2 years 2 months)
Orange County, CA

Diamond Supply Co.
Senior Sales Rep
March 2010 - October 2014 (4 years 8 months)
Los Angeles, CA

LRG Clothing, Lifted Research Group inc.
Senior Sales Rep
March 2001 - October 2009 (8 years 8 months)
Irvine, California